FOR IMMEDIATE RELEASE	September 25, 2019

Micromem: Interim Filings

Toronto, New York, September 25, 2019: Micromem Technologies Inc. ("Micromem") ("the Company") (CSE: MRM, OTCQB: MMTIF) announces it has filed its interim financial statements for the period ended July 31, 2019 together with the Management's Discussion & Analysis on SEDAR and EDGAR. These documents may be viewed at www.sedar.com and by searching EDGAR at http://www.sec.gov/.

The Company also announces receipt of $100,000 USD for a non-brokered private placement of common shares ("Shares") at a price of $0.05 USD per Share. The 2,000,000 Shares to be issued upon the completion of the private placement shall be subject to a four-month hold period. It is anticipated that the proceeds will be committed to general working capital.

About Micromem

Micromem Technologies Inc., is a publicly traded (OTC QB: MMTIF, CSE: MRM) company that analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  NASD OTC-QB - Symbol: MMTIF
 CSE - Symbol: MRM

Shares issued: 329,140,495

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023

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